EXHIBIT 99.1

Intellipharmaceutics Regains NASDAQ Compliance

TORONTO, Jan. 26, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs, today announced that it has been advised by the NASDAQ that for the last 10 consecutive business days the Company's market value of listed securities has been $35 million or greater. Accordingly, Intellipharmaceutics has regained compliance with Nasdaq Capital Market continued listing requirements and this matter, as referred to in the Company's earlier Press Release dated December 29, 2010, is now closed.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

The Intellipharmaceutics International Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=6957

Certain statements in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding our ability to maintain the listing of our common stock on NASDAQ and the TSX. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S., including those found in the "Risk Factors" section of our annual information form dated February 26, 2010, and our Form 20-F for the fiscal year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com